Minefinders Corporation Ltd.

Management’s Discussion and Analysis

December 31, 2007

This discussion and analysis is for the year ended December 31, 2007, with comparisons to 2006. Unless otherwise noted, all information is current to March 5, 2008, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the consolidated financial statements of Minefinders Corporation Ltd. (the “Company”) for the year ended December 31, 2007 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2007 (the “Annual Information Form”), is available on SEDAR at www.sedar.com.

Company Overview

The Company is engaged in precious metals mining and exploration and is set to commence commercial production at its wholly-owned Dolores gold and silver mine in Mexico in mid-2008. The Dolores Mine has a well defined deposit containing proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver, with exploration upside and an open pit mine life of over 15 years. There is potential to expand production through the addition of a flotation mill to enhance recoveries from high-grade ore in the open pit and from ore underground below, and peripheral to, the planned pit. Construction of an 18,000-tonne-per-day heap leach facility is substantially complete.

The Company also has a pipeline of exploration properties in Mexico and the United States including the highly prospective Planchas de Plata and Real Viejo silver properties and the resource-bearing La Bolsa gold deposit, all in Mexico. Further drilling at La Bolsa is required to better understand the size and nature of the resource and the Company is evaluating the economics of development as a stand-alone operation or in conjunction with other prospects in the same district.

The Company has no revenue except interest income and will continue to incur negative cash flows from operations until the Dolores Mine reaches commercial production. As a result, the Company expects to meet its cash requirements from funds in place or available through traditional revolving non-equity sources. As at December 31, 2007, the Company had $20.935 million in cash and cash equivalents and net working capital of $28.848 million. In addition, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital in December, 2007.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the American Stock Exchange (symbol MFN).

Management’s Discussion & Analysis

The Dolores Mine

Construction and Commissioning Progress

Construction of the Dolores Mine is substantially complete. Remaining construction activities are focused on completion of the conveying system, truck shop, warehouse and offices. In addition, construction activities related to site drainage and water management will progress through 2008. Information on capital expenditures during the year is detailed below under the heading “Capital Expenditures”.

Commissioning highlights through the fourth quarter to March 5, 2008 include:

•

During the fourth quarter, 1.5 million tonnes of ore and waste were mined. To date, over 3.5 million tonnes of material have been mined, including 220 thousand tonnes of ore stockpiled for processing on completion of the conveying system and commissioning of the crushers;

•	Construction of the primary solution pond and the first phase of the leach pad has been completed and the pad is ready to receive ore;

•	The six primary generators have been commissioned and full power transmission is available;

•	Commissioning of the primary crusher began in late February, 2008 and pre-commissioning of the tertiary crushers continues in early March;

•

Local residents are continuing to relocate to the new village. The village medical facilities are functioning, have been turned over to the government authorities, and are providing medical services to the local community.

Mine Economics

The initial economics for the Dolores Mine were established in an independent feasibility study prepared by Kappes, Cassiday & Associates of Reno, Nevada (the “KCA report”). The KCA report is dated April 11, 2006 and is available on SEDAR.

On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. A National Instrument 43-101 (“NI 43-101”) technical report supporting the updated economics is being prepared by Gustavson and Associates of Denver, Colorado (“Gustavson”) and will be filed on SEDAR when complete.

Initial capital costs estimated in the updated economics total $192 million, of which $141 million has been spent to December 31, 2007. The remaining estimated capital expenditures of $51 million, which includes a $10 million dollar contingency, consist primarily of pre-commercial production mining and processing expenses, commissioning of the crushing and conveying circuit, construction activities related to site drainage and water management, and completion of certain mine facilities including the truck shop, offices and warehouse. These capital expenses are

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Management’s Discussion & Analysis

expected to be incurred through fiscal 2008 and are expected to be funded from existing working capital, a $50 million revolving credit facility and cash flow from operations.

Total average cash costs per ounce of gold and ounce of gold-equivalent silver (AuEq), based on a ratio of silver to gold of 52:1, are estimated in the updated economics at $297 for the life of the mine. The updated economics indicate a pre-tax undiscounted net present value of $831 million and a pre-tax internal rate of return of 26% using $675 per ounce as the price of gold and $13.00 per ounce as the price of silver. Sustaining capital costs over the life of mine are estimated in the updated economics at $50 million.

Dolores Reserves and Resources

An updated resource estimation model (“updated resource”), incorporating all drill results through December 2006, was reviewed and audited during the second quarter of 2007 by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado. A NI 43-101-compliant technical report in support of this updated resource audit was filed and is available for viewing on SEDAR. The measured and indicated resource using a 0.4 gpt AuEq cutoff represents an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources.

The updated in-pit reserve estimation reported by the Company on February 14, 2008 was prepared by Gustavson and is based on the updated resource. It is the first independent estimation of reserves at Dolores since the KCA report. An audit by Gustavson of the reserve estimation is in progress and will be reported when complete in an NI 43-101 technical report to be filed on SEDAR.

When adjusted for stockpiled material, the open-pit reserve base at the Dolores Mine has increased to 2.44 million ounces of gold and 126.64 million ounces of silver, or 4.55 million gold equivalent ounces. This is an increase of 24.8% in contained gold reserve and an increase of 22.1% in contained silver reserve from the KCA report.

The Company plans to complete a feasibility study in 2008 on the potential for the addition of a flotation mill to enhance recoveries from high-grade ore in the open pit, to process additional underground ore and to increase production capacity. The current open-pit mine plan and updated Dolores Mine economics do not take into account significant high-grade gold mineralization that lies below and up to one kilometre peripheral to the proposed pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies have shown recoveries for gold of 90-95% and silver of 85-90% through conventional flotation milling and leaching. Heap-leach recoveries are 72.25% for gold and 50.8% for silver and, accordingly, the higher recoveries from high-grade ore could have a positive impact on the long-term Dolores economics.

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Management’s Discussion & Analysis

Proven and Probable Reserves

The independently prepared reserves, as reported by the Company on February 14, 2008, are contained in 99.3 million tonnes of proven and probable ore having an average grade of 0.77 grams per tonne (“gpt”) gold and 39.67 gpt silver and using economic gold equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types.

Reserves(1)(2)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt)(3)	AuEq (Oz)(3)
Proven	56,629,000	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675,000	0.72	989,713	38.80	53,229,746	1.37	1,876,875
Proven & Probable	99,305,000	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407

(1)

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004. Gustavson has prepared these estimates. William J. Crowl of Gustavson is the “Qualified Person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding.

(2)	Using $600 per ounce gold; $10.00 per ounce silver.
(3)	Gold equivalent ounces (“AuEq”) are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Measured and Indicated Resources and Inferred Resources

NI 43-101 technical report filed on SEDAR on July 27, 2007

Resources (4)(5)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (6)	AuEq (6) (Oz)
Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
Inferred	30,350,000	0.677	661,000	28.2	27,517,000	1.147	1,120,000

(4)

Measured and indicated resources and inferred resources estimates were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding.

(5)	0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries.
(6)	Based on updated 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Gold and Silver Prices

The Company believes that during 2007 gold and silver prices benefited from the weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations; nor is the Company able to forecast the precise timing for the completion of construction and commercial production of the Dolores Mine. However, it is important to note that current prices for gold and silver are significantly higher than the prices used in the updated economics for the Dolores Mine.

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Management’s Discussion & Analysis

Gold and silver prices below are published by the London Bullion Market Association:

		Dec 31, 2006	Mar 31, 2007	June 30, 2007	Sept 30, 2007	Dec 31, 2007
Gold	End of period	632.00	661.75	650.50	743.00	833.75
	Quarter high		685.75	691.40	743.00	841.10
	Quarter low		608.40	642.10	648.75	725.50
	Average		650.27	667.24	681.12	788.02
Silver	End of period	12.90	13.35	12.54	13.65	14.76
	Quarter high		14.58	14.09	13.65	15.82
	Quarter low		12.21	12.26	11.67	13.21
	Average		13.31	13.34	12.70	14.22

Exploration Properties

Exploration drilling was conducted during the year on the Company’s northern Sonora properties Planchas de Plata and Real Viejo and at its Gutsy property in Nevada. Drilling at the Planchas de Plata and Real Viejo properties focused on the mineralized zones identified by the previous exploration programs.

During 2007, more than 20 core holes totalling 7,936 meters and 9 reverse-circulation holes totalling 782 meters were completed along the currently defined three kilometre mineralization trend at Planchas de Plata. More than half of this drilling was conducted during the fourth quarter of 2007. An additional six holes totalling 579 meters were drilled at the nearby Real Viejo Project with positive results. Both projects remain active and resource expansion continues in both areas. The company controls over 28,000 hectares of ground within the northern Sonora area.

Drilling continued at Dolores with completion of 19,530 meters of drilling within 73 drill holes (54 reverse-circulation holes and 19 core holes) during 2007. Geochemical results continue to result in resource expansion both peripheral to and beneath the currently planned pit.

Within the United States, drilling at the Gutsy Project in Nevada did not indicate sufficient potential to warrant further work. The Company still maintains active claims at the Dottie Project in Nevada, the Wickes Project in Montana, and the Oro Blanco Project in Arizona.

The Company also conducted regional exploration during 2007 in the Sierra Madre of northern Mexico over an area of more than 30,000 square kilometres. Both helicopter and ground reconnaissance was directed along favourable geologic and structural trends, and utilized remote sensing and aerial data, as well as compilation of historic data. Geochemical surveys were used to identify areas of primary interest and more than 82,000 hectares of mineral concessions were staked and awarded to the company in 2007.

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Management’s Discussion & Analysis

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 14 to the Financial Statements).

Effective January 1, 2007, the Company adopted guidelines set out in CICA Handbook sections 1530 “Comprehensive Income”, 3855 “Financial Instruments – Recognition and Measurement” and 3861 “Financial Instruments – Disclosure and Presentation” and changed its functional currency from the Canadian dollar to the United States dollar (“US dollar”). In addition, the Company retroactively changed its accounting policy regarding exploration costs. Prior period figures included in this MD&A have been restated accordingly. Details of the adoption of these guidelines and changes in policy are discussed below and in Note 2 to the Financial Statements.

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Selected Annual and Quarterly Information

The following information is derived from the annual Financial Statements:

	2007	2006 - restated	2005 - restated
	thousands of US dollars except per share amount
Interest Income	3,240	2,167	937
Net Loss	(19,204)	(18,192)	(11,484)
Net loss per share, basic and diluted	(0.39)	(0.41)	(0.31)
Total Assets	193,561	200,522	44,439
Long-term Liabilities	61,609	58,621	-
Dividends	-	-	-

The above table reflects the increase in interest income derived from the investment of funds received from substantial equity and convertible note issues in 2006. The net losses for 2007, 2006, and 2005 include charges of $7.402 million, $11.769 million, and $8.829 million for exploration expenditures and charges of $4.335 million, $4.407 million and $1.151 million for stock based compensation. In addition, the 2007 and 2006 net losses include $4.900 million and $0.792 million respectively of accretion related to the convertible note discount (2005 – nil) and $3.811 million and $0.731 million of interest expense on the convertible notes (2005 – nil). In 2007, the Company recorded a foreign exchange gain of $5.108 million, a $1.120 million gain in 2006 and a foreign exchange loss of $0.172 million in 2005.

The decrease in total assets in 2007 as compared to 2006 is primarily the result of cash expenditures on exploration and administrative activities, which are charged to operations. The increase in total assets in 2006 as compared to 2005 is primarily as a result of funds raised for the construction of the Company’s Dolores Mine, which commenced in 2006. These include net cash proceeds of $81.69 million from the issue of convertible notes and net proceeds of $78.71 million from the issue of 11,000,000 common shares.

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Management’s Discussion & Analysis

The increase in long-term liabilities is primarily the result of the issue of convertible notes in 2006 and the increasing asset retirement obligation as construction of the Dolores Mine progresses. Of the $61.609 million in long term debt at December 31, 2007, $59.965 million represents the debt portion of the convertible notes and $1.644 million is the asset retirement obligation (2006 - $57.433 million and $1.188 million, respectively). There were no long term liabilities at December 31, 2005.

The following tables present our unaudited quarterly results of operations for each of the last eight quarters:

Net loss by quarter (000's)
	Q-1	Q-2	Q-3	Q-4	Year
2007
Loss before the following	2,550	3,455	3,406	5,095	14,506
Stock option compensation	81	-	4,217	37	4,335
Accretion of convertible notes discount	1,166	1,186	1,206	1,342	4,900
Interest on long-term debt	943	953	967	948	3,811
Interest income	(1,251)	(901)	(646)	(442)	(3,240)
Foreign exchange (gain) / loss	176	(4,244)	(914)	(126)	(5,108)
Net loss	3,665	449	8,236	6,854	19,204
Loss per share - basic and diluted	0.08	0.01	0.17	0.14	0.39
2006 - restated
Loss before the following	6,672	3,713	3,797	1,367	15,549
Stock option compensation	-	4,105	-	302	4,407
Accretion of convertible notes discount	-	-	-	792	792
Interest on long-term debt	-	-	-	731	731
Interest income	(256)	(796)	(867)	(248)	(2,167)
Foreign exchange (gain) / loss	20	571	171	(1,882)	(1,120)
Net loss	6,436	7,593	3,101	1,062	18,192
Loss per share - basic and diluted	0.18	0.16	0.06	0.02	0.41

Variances in net income and loss by quarter reflect overall corporate activity and factors which do not recur each quarter, such as charges for stock-based compensation when options are granted and interest income on fluctuating cash balances. Those items and the accretion of the convertible notes discount, the interest on the associated long-term debt and the effect of exchange rates, have been identified in the table above to show their impact on each quarter. As the Company has not yet engaged in commercial operations, variances in its quarterly income and losses are not affected by sales or production-related factors.

Operating Activities

The Company recorded a net loss in 2007 of $19.204 million ($0.39 per share), compared with a net loss of $18.192 million ($0.41 per share) in 2006 and $11.484 million in 2005 ($0.31 per share).

Office and administration expenses increased to $5.706 million in 2007 from $2.813 million in 2006 and $2.258 million in 2005. This increase is primarily due to the expansion of the corporate and Mexican offices during 2007 as the Company transitions to production at the Dolores property. The increase in head count and activity resulted in increased payroll, travel and general

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Management’s Discussion & Analysis

and administrative costs. In addition, the Company incurred higher accounting, legal and auditing expenses in complying with expanded regulatory requirements resulting from financing activities during the prior year.

The Company recognized $5.840 million of stock based compensation expense in 2007 (2006 - $5.003 million, 2005 - $1.151 million) of which $3.478 million was charged to administration expense (2006 - $3.404 million, 2005 - $0.685 million), $0.857 million was charged to exploration expense (2006 - $1.003 million, 2005 - $0.466 million) and $1.505 million was deferred to mineral property, plant and equipment (2006 - $0.596 million, 2005 – nil).

Exploration expense decreased to $7.402 million in 2007 from $11.769 million in 2006 and $8.829 million in 2005. Exploration expense in 2007 included $3.806 million incurred at the Dolores property (2006 - $8.704 million, 2005 - $5.648 million) and $3.596 million incurred primarily at Planchas de Plata and Real Viejo in Northern Sonora (2006 - $3.065 million, 2005 - $3.181 million). The decrease in exploration expenditures at the Dolores property in 2007 is a result of the change in focus to construction of the Dolores Mine during 2006.

As a result of the issue of the convertible notes in October 2006, the Company incurred $3.811 million of interest expense on long-term debt and $4.900 million of convertible note discount expense during 2007, compared with $0.731 million of interest expense on long-term debt and $0.792 million of convertible note discount expense in 2006.

Financing fees decreased to $0.745 million in 2007 from $0.939 million in 2006. No financing costs were incurred in 2005. Financing fees in 2007 relate to the arrangement of a $50 million revolving credit facility with Scotia Capital. Financing fees in 2006 relate to the issue of common shares and convertible notes.

The Company recorded a foreign exchange gain of $5.108 million in 2007, compared with a foreign exchange gain of $1.120 million in 2006 and a foreign exchange loss of $0.172 million in 2005. The foreign exchange gains resulted from the increasing value of the Canadian dollars held by the Company against the US dollar.

Interest income for the year increased to $3.240 million in 2007 from $2.167 in 2006 and $0.937 in 2005. The investment of the net proceeds of $78.71 million from shares issued in April 2006 and $81.69 million from the convertible notes issued in October 2006 as well as higher average interest rates resulted in the increasing interest income.

Capital Resources and Liquidity

Working Capital and Cash Flow

The Company’s financial position at December 31, 2007 remained strong, with $20.935 million in cash and cash equivalents (2006 - $121.995 million) and net working capital of $28.848 million (2006 - $119.192 million).

In the fourth quarter of 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia. The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial

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Management’s Discussion & Analysis

and operating measures), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. Under the terms of the facility, $17.5 million was immediately available at closing with an increase to $35 million on registration of certain security documents in Mexico. The available credit further increases from $35 million to $50 million subject to completion of an updated reserve statement, mine plan and environmental management plan for the Dolores Mine. Subsequent to December 31, 2007, the Company satisfied these conditions and the amount available under the facility was increased to the full $50 million as of March 5, 2008.

The principal sources of funds in 2007 were $6.782 million from the issue of common shares and $3.240 million in interest income, in 2006 $79.865 million from the issue of common shares, $81.691 million from the issue of convertible notes and interest income of $2.167 million. The principal sources of funds in 2005 were $0.937 million in interest income and $0.146 million from the issue of common shares. The effect of foreign currency exchange rates on cash and cash equivalents in 2007 is a gain of $5.607 million (2006 – loss of $4.337 million, 2005 – gain of $1.063 million), arising from the net increase in value of the Canadian dollar against the US dollar.

After eliminating items such as amortization and convertible notes discount expense and taking into account the effect of the foreign exchange gain and the net changes in non-cash working capital, the cash used in operating activities was $23.060 million for the year. Including capital expenditures of $90.247 million and cash provided by financing activities of $6.640 million, there was a net decrease in the Company’s cash balances of $101.060 million during the year after taking into account foreign exchange fluctuations.

Capital Expenditures

During 2007, the Company spent $90.247 million (2006 - $53.620 million, 2005 - $0.391 million) on mineral property, plant and equipment, primarily in the construction of the Dolores Mine. The increase resulted from the escalation of construction activities at the Dolores Mine in mid-2006 through 2007 including the purchase of mining and processing equipment, earthworks and road building, construction of mine facilities, and operation, social and management costs.

Capital expenditures on the construction of the Dolores Mine during the fourth quarter of 2007 totalled $21.474 million, including costs incurred in the pre-production mining of ore and waste from the pit.

Capital expenditures estimated for 2008 are detailed above under the heading “Mine Economics”. The Company believes that it has adequate funds in place or available through traditional, revolving non-equity sources to meet its cash needs for the commissioning of the Dolores Mine, corporate administration, and ongoing exploration, until the Dolores Mine reaches commercial production. The Company is evaluating financing options for the future expansion of the Dolores Mine through the addition of a flotation mill and underground development.

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Management’s Discussion & Analysis

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at December 31, 2007 is as follows:

	Payments Due by Period (000's)
Contractual Obligations ($)	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Dolores project and property payments (1)	16,715	16,715	-	-	-
Long-term debt obligations (2)	100,300	3,825	7,650	88,825	-
Capital lease obligations	-	-	-	-	-
Operating leases (3)	191	96	95	-	-
Other long-term liabilities reflected on the Company's balance sheet under Canadian GAAP (4)	4,517	-	-	-	4,517
Total	121,723	20,636	7,745	88,825	4,517

(1)	Amounts committed for equipment and development at the Dolores project.

(2)

In October 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

(3)	Includes existing leases without extensions.

(4)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

In addition to the above, production from the Dolores Mine is subject to royalties consisting of net smelter payments of 3.25% on gold and 2% on silver.

Share Capital Transactions

In October 2006, the Company issued $85 million 4.5% unsecured Convertible Notes due December 15, 2011, to net $81.55 million after expenses of issue and in April 2006, the Company realized approximately $78.71 million from the issue of 11,000,000 common shares. The Company paid its first interest payment on the Convertible Notes on June 15, 2007. For conversion, in the normal course of events, each $1,000 (one thousand) note will be exchangeable for 91.9118 common shares, or 7,812,500 common shares in aggregate. Additional shares may become issuable following the occurrence of certain corporate acts or events. The adjustment provisions are designed to compensate the note holders for any such occurrence that causes economic loss to them.

The notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs which is classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value. Using the effective interest rate method and the rate implicit in the calculation, the difference, characterized as the note discount, is being charged to earnings and added to the liability over the term of the notes.

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Management’s Discussion & Analysis

Financial and Other Instruments

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar. The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities and convertible notes, some of which are denominated in Canadian dollars and Mexican pesos. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the US dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies and it incurs certain costs in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so; at December 31, 2007 it had $5.982 million in US dollar denominated bank deposits, US $14.466 million in Canadian dollar denominated bank deposits and US $0.825 million in Mexican peso denominated bank deposits. At March 5, 2008 the Company had $3.198 million in US dollar denominated bank deposits, US $5.252 million in Canadian dollar denominated bank deposits and US $0.779 million in Mexican peso denominated bank deposits.

The Company’s cash equivalents are redeemable after thirty days without penalty and are unconditionally guaranteed renewable bank instruments that provide a fixed rate of interest (currently 4.4% on Canadian deposits and 5.15% on US deposits) during the term. When renewing a matured instrument, the new interest rate may be higher or lower.

Outstanding Share Data

As at March 5, 2008 there were 49,547,524 common shares issued and outstanding (December 31, 2007 – 49,507,524) and there were 4,258,000 stock options outstanding (December 31, 2007 - 4,198,000) with exercise prices ranging between Cdn $5.64 and Cdn $12.53 per share, of which 4,158,000 have vested.

In addition, at March 5, 2008 and December 31, 2007, there were convertible notes with a face value of $85 million issued and outstanding, convertible into 7,812,500 common shares at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment.

Changes in Accounting Policies

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the United States dollar. The change in functional currency to the United States dollar resulted from an increase in the overall proportion of business activities conducted and monetary transactions effected by the Company in United States dollars primarily due to the commencement of construction of the Dolores Mine. This change has been adopted prospectively, with no impact to the results of previously reported financial years.

As a result of the change, the Company’s consolidated financial statements are reported and prepared in United States dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income and loss for the period.

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Management’s Discussion & Analysis

During fiscal 2007, the Company changed its accounting policy with respect to accounting for exploration expenditures. Prior to 2007, mineral property acquisition and exploration expenditures were deferred until such time as the related property was brought into commercial production, abandoned or sold. Under the new policy, exploration expenditures are expensed as incurred while acquisition expenditures continue to be capitalized. The Company made this change in order to harmonize the Canadian and US GAAP treatment of exploration costs and for consistency with other mining companies with established reserves. This accounting change has been applied retroactively with restatement of prior periods.

Effective January 1, 2007, the Company adopted the CICA guidelines of Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 1530, “Comprehensive Income” which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”.

Also, pursuant to Section 3855, “Financial Instruments – Recognition and Measurement”, deferred financing charges relating to the issue of the convertible notes are no longer presented as a separate asset on the balance sheet. As provided for in the section, the Company has elected to include financing charges in the carrying value of the liability component of the convertible notes.

Refer to Note 2 in the Financial Statements for detailed discussion of these changes in accounting policy.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Start-up costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and

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Management’s Discussion & Analysis

used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes, as disclosed in Note 7 to the Financial Statements. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion features and they are not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 and Note 12 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

On October 1, 2007, the Government of Mexico enacted legislation which introduces certain tax reforms including a new minimum flat tax effective January 1, 2008. The tax reforms were substantively enacted for Canadian GAAP purposes on September 28, 2007, the date the legislation was signed by the President of Mexico. As a result of these tax reforms, the Company has reduced the deferred tax asset by $3.985 million, with a corresponding reduction in the valuation allowance. As the legislation is new, remains subject to ongoing varying interpretations, and the possibility of amendments by the Government of Mexico, the estimated future income tax asset and valuation allowance recorded at the balance sheet date may change.

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Management’s Discussion & Analysis

Recently Released Canadian Accounting Standards

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements. These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

Effective January 1, 2008, the Company will adopt new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

During 2007, certain legal and administrative services were provided by a law firm in which a director of the Company was a partner. In addition, director fees were paid to directors of the Company during 2007. All related party transactions were conducted at rates agreed upon by both parties under renewable contracts. Details of these transactions are given in Note 10 to the Financial Statements.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

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Management’s Discussion & Analysis

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

The Company’s independent registered public accounting firm, BDO Dunwoody LLP., has issued an auditors’ report on the effectiveness of the Company’s internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein, including information as to the expected timing of the construction of the

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Management’s Discussion & Analysis

Dolores mine and the commencement of operations, the Company’s expected expenditures on Dolores, and the expected adequacy of the Company’s current working capital and future funding are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties in connection with the construction or operation of the Dolores mine; the availability of, and increasing costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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